Securities and Exchange Commission

Washington, D.C.  20549

Form RW

Application for Withdrawal of Filing

(Pursuant to Rule 477 Under Securities Act of 1933)

Steel Dynamics, Inc.

7575 West Jefferson Boulevard

Fort Wayne, IN  46804

December 31, 2009

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Steel Dynamics, Inc. (the “Registrant”) hereby makes this application for withdrawal of its Exchange Offer Registration Statement on Form S-4 (SEC File No. 333-158613), together with all exhibits thereto (the “Registration Statement”), which was filed April 16, 2009.

The Registration Statement, as filed, related to the then proposed exchange of $500,000,000 principal amount of Registrant’s restricted 7¾% Senior Notes, due April 15, 2016, for a like principal amount of Registrant’s unrestricted 7¾% Senior Notes, due April 15, 2016.  However, inasmuch as (i) pursuant to the provisions of Rule 144(b)(1) under the Securities Act of 1933, (ii) passage of more than a year from the issuance of the restricted notes, (iii) the satisfaction of all other conditions of the rule and (iv) the completion, through the processes of the Depository Trust Company, effective this date, December 31, 2009, of the Automatic Exchange of the formerly restricted notes, CUSIP numbers 858119 AL4 and U85795 AE9, for a like principal amount of its unrestricted notes, CUSIP number 858119 AN0, ISIN: US858119 AND2, the Registration Statement is currently no longer necessary.

Accordingly, because the former restrictions no longer apply and the notes are now freely tradable without any resale restrictions, the Registration Statement is now moot.  Registrant, therefore, is making this application to remove the Registration Statement as an active matter.

None of the restricted notes and no other securities were sold or exchanged pursuant to the foregoing Registration Statement.

Registrant submits that withdrawal of the referenced Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Pursuant to the foregoing, Registrant respectfully requests that the Commission issue an order granting this withdrawal request and that it fax a copy of the written order, as soon as it is available, to Registrant’s legal counsel, Robert S. Walters, Esq. at 260-423-8920.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act, the Registrant has duly caused this Application for Withdrawal of Filing to be signed on its behalf by the undersigned, hereunto duly authorized.

STEEL DYNAMICS, INC.
(Registrant)

/s/ Richard A. Poinsatte
Date:	December 31, 2009	By:	Richard A. Poinsatte
		Title:	Vice President and Treasurer